OHIO CASUALTY CORPORATION

EXHIBIT 12.1 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Pretax income (loss) from
continuing operations	$300,806	$280,722	$186,485	$107,575	$(6,706)

Fixed charges:	14,671	17,727	17,462	10,148	9,482
Interest expense	471	2,291	1,075	553	577
Amortization of debt expense	3,133	3,383	3,437	3,921	4,321
One-third of rentals
	$319,080	$304,123	$208,460	$122,197	$7,674
EARNINGS

Fixed charges:

Interest expense	14,671	17,727	17,462	10,148	9,482
Amortization of debt expense	471	2,291	1,075	553	577
One-third of rentals	3,133	3,383	3,437	3,921	4,321

FIXED CHARGES	$18,274	$23,401	$21,975	$14,622	$14,380

Ratio of Earnings to Fixed Charges	17.46	13.00	9.49	8.36	0.53*

Earnings in Excess of Fixed Charges	$300,806	$280,722	$186,485	$107,575	$(6,706)

	* Due to the Registrant's loss in 2002, the ratio coverge was less than 1:1. The registrant must generate additional earnings of $6,706 in 2002 to have achieved a coverage of 1:1.